POLYMER GROUP, INC.
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

November 2, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. H. Christopher Owings

Re:	Polymer Group, Inc. (the “Company”)
Registration Statement on Form S-3
Originally Filed on August 6, 2007
File No. 333-145138

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-145138), to 2:00 p.m., Eastern time, on November 2, 2007, or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

POLYMER GROUP, INC.

By:	/s/ Daniel L. Rikard
Name: Daniel L. Rikard
Title: Vice President and General Counsel